February 20, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coeur d’Alene Mines Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Comment Letter dated February 6, 2013

File No. 001-08641

Dear Ms. Jenkins:

On behalf of Coeur d’Alene Mines Corporation Inc. (the “Company”), this letter responds to your letter, dated February 6, 2013 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “Annual Report”), filed on February 23, 2012. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Reconciliation of Non-GAAP Cash Costs to GAAP Production Costs, page 53

1.

We note your response to our prior comment 5. We also note the significant effect of by-product credits to your silver cost per ounce and cash cost per ounce measures computed using gold as a by-product. Accordingly, please modify your computation of these measures for the Palmarejo and Rochester mines so as not to include gold as a by-product credit. Please also expand your disclosure to include the significant assumptions underlying your computation. In your response, tell us how you intend to present these measures in future filings.

Answer:

The Company plans to file its next Form 10-K on or around February 21, 2013. The Company believes that continued presentation of cash costs per ounce including a by-product credit is useful to readers of the financial statements for consistency and comparability purposes. The Company proposes to include substantially the following disclosure in its next Form 10-K and future Forms 10-K for the Palmarejo and Rochester mines as supplemental disclosure to our by-product presentation of cash operating and total cash costs per ounce:

“The low costs per silver ounce are due in part to significant by-product credits from gold production and an increase in price over the last three years. For the years ended December 31, 20XX, 20XX and 20XX, gold by-product credits were approximately $XX.XX, $XX.XX and $XX.XX per silver ounce, respectively, and were deducted from operating costs in the calculation of cash costs per ounce. If our accounting policy had been changed to treat gold production as a co-product, the following total cash costs per ounce would have been reported:

	20XX		20XX		20XX
Cash operating cost per ounce:
Silver	$	XX.XX	$	XX.XX	$	XX.XX
Gold	$	XXX	$	XXX	$	XXX
Total cash cost per ounce:
Silver	$	XX.XX	$	XX.XX	$	XX.XX
Gold	$	XXX	$	XXX	$	XXX”

Further, the Company proposes to include substantially the following disclosure in its next Form 10-K and future Forms 10-K to assist with the reconciliation of Non-GAAP cash costs per ounce to GAAP production costs on both a by-product and co-product basis:

“Gold is accounted for as a by-product credit at the Palmarejo and Rochester mines whereby revenues from gold are deducted from operating costs in the calculation of cash costs per ounce. If our accounting policy was changed to treat gold as a co-product, the following costs per ounce would be reported:

	Palmarejo			Rochester
Total cash operating costs	$	XXX,XXX		$	XXX,XXX
Total cash costs	$	XXX,XXX		$	XXX,XXX
Revenue
Silver		XX	%		XX	%
Gold		XX	%		XX	%
Ounces produced

Silver		X,XXX,XXX		X,XXX,XXX
Gold		XXX,XXX		XXX,XXX
Total cash operating costs per ounce
Silver	$	XX.XX	$	XX.XX
Gold	$	XXX	$	XXX
Total cash costs per ounce
Silver	$	XX.XX	$	XX.XX
Gold	$	XXX	$	XXX”

*        *        *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (208) 665-0770 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034. Please contact Elizabeth Druffel, the Company’s Treasurer and Chief Accountant, at (208) 665-0333 with regard to any accounting matters.

Very truly yours,

/s/ Casey M. Nault

Casey M. Nault

cc:	James Giugliano, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
George Schuler, Securities and Exchange Commission
Mitchell J. Krebs, President and Chief Executive Officer
Frank L. Hanagarne, Jr., Senior Vice President, Chief Operating Officer and Chief Financial Officer
Donald J. Birak, Senior Vice President of Exploration
Elizabeth Druffel, Treasurer and Chief Accountant
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP